UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2026

Andrew Kramer
Partner
Willkie Farr & Gallagher LLP
20299 Century Park East
Los Angeles, CA 90067

**Re: 5&2 Studios, Inc.**
**Schedule 13E-3 filed by 5&2 Studios, Inc., The Chosen Productions, LLC, Dallas Jenkins, Derral Eves, Brad Pelo and JD Larsen**
**Filed December 31, 2025**
**File No. 005-95410**

**Preliminary Proxy Statement**
**Filed December 31, 2025**
**File No. 000-56519**

Dear Andrew Kramer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note you have requested confidential treatment for certain portions of exhibit (c)(ii). Please note that we will conduct our review of your request separately.

Preliminary Proxy Statement

Cover Page

2. Please mark the cover page and the proxy card to clearly identify each as “preliminary.”

Summary Term Sheet, page 3

3. Please revise your disclosure in this section and in the section “Questions and Answers” to shorten them and avoid duplication. See Item 1001 of Regulation M-A.

Fairness of the Reverse Stock Split, page 28

4. To the extent the filing persons adopted Goldman Sachs’s analysis and opinion as part of the filing persons’ fairness determination, please be sure to address how any filing person relying on the opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addressed fairness with respect to holders of your shares other than the Cashout Holders, rather than all security holders unaffiliated with the company.

5. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Goldman Sachs's analysis and opinion as its own and the Board adopted the Special Committee’s analyses and opinion as its own.

6. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). To the extent the board, the special committee and the Company Affiliates did not address each of the factors listed in Instruction 2, the board or filing party must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Opinion of Goldman Sachs, page 32

7. We note your references to the analyses Goldman Sachs performed. You have described only one analysis. Please revise.

8. Please revise the description of the March 2025 Goldman Sachs presentation to include additional detail.

Effects of the Reverse Stock Split, page 39

9. Please revise your disclosure to provide the information required by Item 1013(d) of Regulation M-A and Instruction 2 therein with respect to affiliates of the company. For example, disclose the proceeds to be received by any director or officer as a result of the going private transaction. Also, provide the disclosure required by Instruction 3 to the Item.

Projections, page 42

10. We note references in the Background of the Reverse Stock Split section to "Preliminary Forecasts" available between December 2024 and February 2025 as well as "Final Forecasts" available in November 2025. Revise your disclosure to clarify which projections you have disclosed and to also disclose the set of projections not yet disclosed.

11. Please disclose the projections in full, rather than summary, form.

12. Please disclose the estimates and assumptions underlying the projections.

13. We note, for example, that the projections included in the Goldman Sachs presentation dated March 25, 2025 show significantly higher revenues and adjusted EBITDA than those included in this section. With a view toward revised disclosure, please explain the reasons for such a significant decrease in revenues and adjusted EBITDA between the two sets of projections.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions